Exhibit 99.1

UTStarcom Reports Unaudited Financial Results for the Third Quarter of 2015

Hong Kong, November 9, 2015 — UTStarcom (“UTStarcom” or “the Company”) (NASDAQ: UTSI), a global telecommunications infrastructure provider, today reported its unaudited financial results for the third quarter ended September 30, 2015.

Mr. William Wong, UTStarcom’s Chief Executive Officer, stated, “We are pleased to have exceeded our initial expectations for the third quarter, delivering better than expected revenue results with sequential improvement in gross margin as well. This was achieved due to the ongoing aggressive realignment of our business towards the higher end of the market. Our high-margin products continue to be in solid demand, particularly in our key markets such as Japan and certain emerging markets. Our focus on the streamlined business model is achieving positive top-line results. This coupled with a vigilant focus on operational excellence is driving operating margin improvement.”

“Looking to the balance of the year, we will remain focused on the acceleration of our transformation and we have every confidence that our progress will continue. We believe that based on our broadening global reach, the increasing breadth of our evolving product offerings, and a healthier business foundation, we will continue to drive growth and profitability improvements while generating value for both our customers and our shareholders.”

In addition to disclosing financial measures prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company also provides non-GAAP financial measures which better reflect the Company’s core business status and the development trend. A further explanation of the use of non-GAAP financial information and a reconciliation of the non-GAAP financial measures to the GAAP comparative balances can be found at the end of this release.

Third Quarter 2015 Milestones and Operating Highlights

•	Introduced new NG-PTN product line featuring higher efficiency and advanced SDN-based features.

•	Participated in Softbank World 2015 Exhibition, displaying the latest suite of broadband and optical network infrastructure solution.

•	Successfully spunoff virtual broadband gateway business as a new standalone entity, Virtual Gateway Labs (VGL), focusing on enterprise and residential customers in the U.S. market.

Third Quarter 2015 Financial Performance Highlights

•	Third quarter 2015 GAAP revenues were $27.3 million, a decrease of 15.5% from $32.3 million for the corresponding period of 2014. Third quarter 2015 Non-GAAP revenues were $26.8 million, a decrease of 17.0% from $32.3 million for the corresponding period of 2014.

•	Third quarter 2015 GAAP gross margin was 22.3%, compared to 23.9% for the corresponding period of 2014. Third quarter 2015 Non-GAAP gross margin was 22.8%, compared to 24.0% for the corresponding period of 2014.

•	Third quarter 2015 GAAP operating expenses were $7.0 million, a decrease of 26.7% from $9.6 million for the corresponding period in 2014. Third quarter 2015 Non-GAAP operating expenses were $6.7 million, a decrease of 24.1% from $8.9 million for the corresponding period in 2014.

•	Third quarter 2015 GAAP operating loss was $1.0 million, compared to $1.9 million for the corresponding period of 2014. Third quarter 2015 Non-GAAP operating loss was $0.6 million, compared to $1.1 million for the corresponding period of 2014.

•	Third quarter 2015 GAAP net loss attributable to UTStarcom’s shareholders was $5.1 million, compared to net loss of $8.2 million for the corresponding period of 2014. Third quarter 2015 Non-GAAP net loss attributable to UTStarcom’s shareholders was $4.8 million, compared to net loss of $7.5 million for the corresponding period of 2014.

•	Third quarter 2015 GAAP basic loss per share was $0.14, compared to basic net loss per share of $0.22 for the corresponding period of 2014. Third quarter 2015 Non-GAAP basic net loss per share was $0.13, compared to basic net loss per share of $0.20 for the corresponding period of 2014.

•	As of September 30, 2015, cash and cash equivalents were $74.1 million.

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Mr. Min Xu, UTStarcom’s Chief Financial Officer, commented, “We are glad to see ongoing benefits from the transformative initiatives we have undertaken. The streamlined business model allows us to be more efficient and the cost reduction actions we implemented in previous quarters continue to have a positive impact. As we navigate through the transformation, we remain focused on both managing our cost base and investing in our most profitable products, all in order to ensure UTStarcom’s transition into a more focused and profitable business. ”

Third Quarter 2015 Financial Results

Total Revenues

Three months ended September 30, 2015 and 2014

Total revenues for the third quarter of 2015 were $27.3 million, a decrease of 15.5 % from $32.3 million for the corresponding period of 2014.

Total Non-GAAP revenues for the third quarter of 2015 were $26.8 million, a decrease of 17.0% from $32.3 million for the corresponding period of 2014.

•	Non-GAAP net sales from equipment for the third quarter of 2015 were $21.1 million, a decrease of 20.2% from $26.5 million for the corresponding period in 2014. The decrease was mainly due to 1) a strategic reduction of the lower margin value added Third Party Sales (“TPS”) by more than $3.0 million in Japan; and 2) more than $2.0 million Gigabit Ethernet Passive Optical Network (“GEPON”) revenues in China in the third quarter of 2014.

•	Non-GAAP net sales from equipment-based services for the third quarter of 2015 were $5.7 million, a decrease of 2.2% from $5.8 million for the corresponding period in 2014.

Nine months ended September 30, 2015 and 2014

Total revenues for the first nine months of 2015 were $91.0 million, a decrease of 5.7% from $96.5 million for the corresponding period of 2014.

Total Non-GAAP revenues for the first nine months of 2015 were $75.9 million, a decrease of 21.3% from $96.5 million for the corresponding period of 2014.

•	Non-GAAP net sales from equipment for the first nine months of 2015 were $58.4 million, a decrease of 25.0% from $77.9 million for the corresponding period in 2014. The decrease was mainly due to GEPON last-time buy completed in 2014 and the reduction of TPS sales partially offset by the increased sales of the Packet Optical Transport Network (“PTN”) product line.

•	Non-GAAP net sales from equipment-based services for the first nine months of 2015 were $17.5 million, a decrease of 5.4% from $18.5 million for the corresponding period in 2014.The decrease was mainly due to the decline in Multi-Service Access Network (“MSAN”) product related service in India.

Gross Profit

Three months ended September 30, 2015 and 2014

Gross profit was $6.1 million, or 22.3% of net sales, for the third quarter of 2015, compared to $7.7 million, or 23.9% of net sales, for the corresponding period in 2014.

Non-GAAP gross profit was $6.1 million, or 22.8% of net sales, for the third quarter of 2015, compared to $7.7 million or 24.0% of net sales, for the corresponding period in 2014.

•	Non-GAAP gross profit for equipment sales for the third quarter of 2015 was $5.2 million, a decrease of 26.0% from $7.1 million for the corresponding period in 2014. Non-GAAP gross margin for equipment sales for the third quarter of 2015 was 24.9%, compared to 26.8% for the corresponding period in 2014. The decrease in gross profit was primarily due to the reduction of the lower margin TPS sales in the third quarter of 2015 and MSAN last-time buy with higher margin in the third quarter of 2014 in Japan.

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•	Non-GAAP gross profit for equipment-based services for the third quarter of 2015 was $0.9 million, compared to gross profit of $0.7 million for the corresponding period in 2014. Non-GAAP gross margin for equipment-based services for the third quarter of 2015 was 15.0%, compared to 11.2% for the corresponding period in 2014. The increase in gross margin percentage was primarily caused by the reduction of India MSAN product related service with lower margin.

Nine months ended September 30, 2015 and 2014

Gross profit was $20.0 million, or 22.0% of net sales, for the first nine months of 2015, compared to $18.7 million, or 19.4% of net sales, for the corresponding period in 2014.

Non-GAAP gross profit was $13.7 million, or 18.0% of net sales, for the first nine months of 2015, compared to $18.8 million, or 19.5% of net sales, for the corresponding period in 2014.

•	Non-GAAP gross profit for equipment sales for the first nine months of 2015 was $14.9 million, a decrease of 19.1% from $18.4 million for the corresponding period in 2014. Non-GAAP gross margin for equipment sales for the first nine months of 2015 was 25.5%, compared to 23.7% for the corresponding period in 2014. The increase in gross margin percentage was primarily caused by the favorable mix of relatively high margin PTN products sales in Japan.

•	Non-GAAP gross profit for equipment-based services for the first nine months of 2015 was negative $1.2 million, compared to gross profit of $0.3 million for the corresponding period in 2014. Non-GAAP gross margin for equipment-based services for the first nine months of 2015 was negative 7.1%, compared to 1.8% for the corresponding period in 2014. The decrease in gross margin percentage was primarily caused by relatively high India MSAN product related service cost in the first quarter and second quarter of 2015.

Operating Expenses

Three months ended September 30, 2015 and 2014

Operating expenses for the third quarter of 2015 were $7.0 million, a decrease of 26.7% from $9.6 million for the corresponding period in 2014.

Non-GAAP operating expenses for the third quarter of 2015 were $6.7 million, a decrease of 24.1% from $8.9 million for the corresponding period in 2014.

•	Non-GAAP selling, general and administrative (SG&A) expenses in the third quarter of 2015 were $4.1 million, compared to $6.3 million for the corresponding period in 2014. The decrease was mainly due to decreased personnel cost as the result of the Company’s cost reduction effort.

•	Non-GAAP research and development expenses in the third quarter of 2015 were $2.6 million, compared to $2.6 million for the corresponding period in 2014.

Nine months ended September 30, 2015 and 2014

Operating expenses for the first nine months of 2015 were $27.2 million, an increase of 1.8% from $26.7 million for the corresponding period in 2014.

Non-GAAP operating expenses for the first nine months of 2015 were $26.2 million, an increase of 5.2% from $24.9 million for the corresponding period in 2014.

•	Non-GAAP selling, general and administrative expenses in the first nine months of 2015 were $17.4 million, compared to $17.1 million for the corresponding period in 2014. The increase was due to whistleblower investigation cost and severance cost partially offset by decreased personnel cost.

•	Non-GAAP research and development expenses in the first nine months of 2015 were $8.8 million, compared to $7.8 million for the corresponding period in 2014. The increase was mainly due to merge of product marketing team and R&D team into Product Development Department (PDD).

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Operating Loss

Three months ended September 30, 2015 and 2014

Operating loss for the third quarter of 2015 was $1.0 million, compared to operating loss of $1.9 million for the corresponding period of 2014.

Non-GAAP operating loss for the third quarter of 2015 was $0.6 million, compared to Non-GAAP operating loss of $1.1 million for the corresponding period of 2014.

Nine months ended September 30, 2015 and 2014

Operating loss for the first nine months of 2015 was $7.2 million, compared to operating loss of $8.0 million for the corresponding period of 2014.

Non-GAAP operating loss for the first nine months of 2015 was $12.6 million, compared to Non-GAAP operating loss of $6.2 million for the corresponding period of 2014.

Other Income (Expense), Net

Three months ended September 30, 2015 and 2014

Net other expense for the third quarter of 2015 was $0.7 million, compared to net other expenses of $2.2 million for the corresponding period in 2014. Net other expenses in the third quarter of 2015 primarily consisted of $0.7 million of foreign exchange loss, which was mainly due to the depreciation of the RMB against the U.S. dollar during the third quarter of 2015. Net other expenses in third quarter of 2014 primarily consisted of $2.8 million impairment loss related to the loan receivables from ESA Cultural Investment (Hong Kong) limited ("borrower" or "ESA").

Nine months ended September 30, 2015 and 2014

Net other income for the first nine months of 2015 was $4.7 million, compared to net other expenses of $1.9 million for the corresponding period in 2014. Net other income in the first nine months of 2015 primarily consisted of $1.2 million gain from the Cortina investment, $2.8 million ESA loan impairment reversal, and $1.1 million ESA interest income. Net other expense for the first nine months of 2014 primarily consisted of $2.8 million impairment loss for the loan receivables from ESA, and $1.0 million income from the release of the remaining reserve for tax indemnification provided to the buyers of our subsidiary in Korea due to expiration of the statute of limitation.

Equity Pick Up of Losses of an Associate

After the Company’s preferred stock investment in UiTV Media was reduced to zero in fourth quarter of 2014, remaining UiTV Media losses are fully applied against the Company’s convertible bond investment balance until the carrying value of the convertible bond investment balance is reduced to zero.

Three months ended September 30, 2015 and 2014

Equity pick up of losses of an associate was $3.5 million for the third quarter of 2015, which represented 100% of UiTV Media losses, compared to $1.8 million for the corresponding period of 2014, which represented a 49% loss pick up from the Company’s equity investment in UiTV Media.

Nine months ended September 30, 2015 and 2014

Equity pick up of losses of an associate was $10.1 million for the first nine months of 2015, which represented 100% of UiTV Media losses, compared to $4.4 million for the corresponding period of 2014, which represented a 49% loss pick up from the Company’s equity investment in UiTV Media.

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Net Income (Loss)

Three months ended September 30, 2015 and 2014

Net loss attributable to UTStarcom’s shareholders for the third quarter of 2015 was $5.1 million, compared to net loss attributable to UTStarcom’s shareholders of $8.2 million for the corresponding period in 2014. Basic loss per share for the third quarter of 2015 was $0.14, compared to basic net loss per share of $0.22 for the corresponding period of 2014.

Non-GAAP net loss attributable to UTStarcom’s shareholders for the third quarter of 2015 was $4.8 million, compared to Non-GAAP net loss attributable to UTStarcom’s shareholders of $7.5 million for the corresponding period in 2014. Non-GAAP basic net loss per share for the third quarter of 2015 was $0.13, compared to Non-GAAP basic net loss per share of $0.20 for the corresponding period of 2014.

Nine months ended September 30, 2015 and 2014

Net loss attributable to UTStarcom’s shareholders for the first nine months of 2015 was $7.7 million, compared to net loss attributable to UTStarcom’s shareholders of $16.1 million for the corresponding period in 2014. Basic net loss per share for the first nine months of 2015 was $0.21, compared to basic net loss per share of $0.43 for the corresponding period of 2014.

Non-GAAP net loss attributable to UTStarcom’s shareholders for the first nine months of 2015was $10.8 million, compared to Non-GAAP net loss attributable to UTStarcom’s shareholders of $14.3 million for the corresponding period in 2014. Non-GAAP basic net loss per share for the first nine months of 2015 was $0.29, compared to Non-GAAP basic net loss per share of $0.38 for the corresponding period of 2014.

Cash Flow

•	Cash used in operating activities for the third quarter of 2015 was $4.7 million.

•	Cash provided by investing activities for the third quarter of 2015 was $6.2 million, mainly due to $5.9 million ESA loan repayment.

•	Cash used in financing activities for the third quarter of 2015was $0.8 million, mainly due to the $0.8 million shares repurchase.

As of September 30, 2015, UTStarcom had cash and cash equivalents of $74.1 million.

Overview of Recent Key Events

The Next Generation Packet Optical Transport Network solution launch

In November 2015, the Company formally released NG-PTN product family, the next generation packet optical transport network solution tightly integrated with the Company’s SOOTM SDN solution. The NG-PTN solution release was accompanied with the release of three new devices in the NG-PTN family: TN701B, TN703A, and TN704A aimed at Metro Access and Aggregation markets. The new NG-PTN solution brings together all of the Company’s most recent innovative developments to deliver highly cost effective, scalable, agile and intelligent metro transport solutions to its customers.

PTN Products Display at Softbank World 2015 Exhibition

In July 2015, the Company participated in Softbank World 2015 Exhibition and displayed its latest suite of broadband and optical network infrastructure technology, including TN765 and pre-release version of some of its newest products. It showcased the MSG2000, a compact carrier-grade Multi-Service Gateway that combines routing, switching, WLAN gateway and access point controller into a unified high-performance system, which provides centralized approach with multifunctional integrated system that helps to reduce CAPEX related to network deployment, and optimize OPEX of network operation. The management team also delivered a presentation to share its insights into the evolution of metro network in the future.

New Centralized Layer 3 Solution Release

In July 2015, the Company formally released its new Layer3 solution with SDN/NFV enabling that implements L3 VPN service over Packet Optical Transport network, which is an integral part of its Software-defined Open Optical (“SOOTM”) network solution introduced earlier this year. This is the second major SOOTM service the Company brings to the market following the introduction of uFlexBoD SOOTM Service at the 2015 Optical Fiber Communications Conference (OFC) and Exhibition in Los Angeles in March.

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Virtual Gateway Labs Launch

In August 2015, the Company announced that it launched a new standalone entity, Virtual Gateway Labs (VGL), on June 30, 2015.VGL is a spin-off of UTStarcom’s virtual broadband gateway business, focusing on enterprise and residential customers in the U.S. market, with employees in San Jose, California and Hangzhou, China. The Company holds 75% of the new entity’s stake, while the remaining stake is owned by VGL’s employees. VGL recently launched its first virtual broadband gateway product and has already completed delivery of its first purchase order to a U.S. customer.

Returning Cash to Shareholders

In November 2014, the Company's Board of Directors approved a share repurchase program of up to $40 million of its outstanding shares over the following 24 months to enhance shareholder value as part of the Company's longstanding commitment to shareholders. As of November 6, 2015, the Company has repurchased approximately 1.7 million shares for $4.0 million in total.

Business Outlook

In terms of the near-term outlook, the effects of the strategic transformation that was announced in June 2015 will impact the Company’s revenue profile and alter its financial goals for the remainder of 2015. The Company believes that the aggressive transformation efforts underway will ultimately yield a stronger, more competitive and profitable business in the long-term.

For the fourth quarter, the Company expects to generate non-GAAP revenue in the range of $18 million to $22 million.

Mr. Wong concluded, “We are confident that our business transformation is progressing well and will allow UTStarcom to drive long-term value for the business and our shareholders. We will focus on the higher end of the market and will continue to make our business stronger, resulting in a profound transformation. We firmly believe that this will position UTStarcom to emerge as a market leader across the globe in our evolving and dynamic industry.

Third Quarter 2015 Conference Call Details

The Company’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on Monday, November 9, 2015 (9:00 p.m. Hong Kong/Beijing Time).

The conference call dial-in numbers are as follows:

United States: +1-855-298-3404

New York: +1-631-514-2526

Canada: +1-855-842-3490

Hong Kong: +852-5808-3202

China: 4001-200-539

International: + 61-2-8524-5042

The attendee passcode is: 1123171

A replay of the call will be available two hours after the end of the conference call until11:59 p.m. U.S. Eastern Time on November 16, 2015.

The conference call replay numbers are as follows:

United States: +1-866-846-0868

Hong Kong: 800-966-697

China: 4001-842-240

International: +61-2-9641-7900

The replay passcode for accessing the recording is1123171.

Investors will also have the opportunity to listen to the live conference call and the replay over the Internet through the investor relations section of UTStarcom’s web site at: http://www.utstar.com.

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About UTStarcom Holdings Corp.

UTStarcom (NASDAQ: UTSI) is a global telecom infrastructure provider dedicated to developing technology that will serve the rapidly growing demand for bandwidth from cloud-based services, mobile, streaming, and other applications. We work with carriers globally, from Asia to the Americas, to meet this demand through a range of innovative broadband packet optical transport and wireless/fixed-line access products and solutions. The Company’s end-to-end broadband product portfolio, enhanced through in-house Software Defined Networking (SDN)-based orchestration, enables mobile and fixed-line network operators and enterprises worldwide to build highly efficient and resilient future-proof networks for a range of applications, including mobile backhaul, metro aggregation, broadband access and Wi-Fi data offload. Our strategic investments in media operational support service providers expand UTStarcom’s capabilities in the field of next generation video platforms. UTStarcom was founded in 1991, started trading on NASDAQ in 2000, and has operating entities in Hong Kong; Tokyo, Japan; San Jose, USA; Delhi and Bangalore, India; Hangzhou, China. For more information about UTStarcom, please visit http://www.utstar.com.

Forward-Looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market, and the Company’s ability to execute its business plan and manage regulatory matters. The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change, and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

UTStarcom Holdings Corp.

Tel: +852-3951-9757

Fei Wang, Deputy Director, FP&A and IR

Email: fei.wang@utstar.com

Ning Jiang, Investor Relations

Email: njiang@utstar.com

Joanna Jiang (Beijing)

Tel: +86-10-8591-1958

Email: Joanna.Jiang@fticonsulting.com

Sean Pattwell (Hong Kong)

Tel: +852-3768-4543

Email: Sean.Pattwell@fticonsulting.com

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UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Balance Sheets

	September 30,	December 31,
	2015	2014
ASSETS	(In thousands, except par value)
Current assets:
Cash, cash equivalents	$74,078	$77,824
Short-term investments	-	2,299
Accounts and notes receivable, net	14,101	16,690
Inventories and deferred costs	45,160	75,916
Prepaids and other current assets	27,942	33,068
Total current assets	161,281	205,797
Long-term assets:
Property, plant and equipment, net	1,897	3,037
Long-term deferred costs	897	4,956
Other long-term assets	45,340	65,273
Total long-term assets	48,134	73,266
Total assets	$209,415	$279,063

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$14,284	$29,769
Customer advances	28,646	49,244
Deferred revenue	17,437	26,819
Other current liabilities	25,693	23,582
Total current liabilities	86,060	129,414
Long-term liabilities:
Long-term deferred revenue and other liabilities	19,267	34,320
Total liabilities	105,327	163,734

Noncontrolling interests	(80)	-

Total equity	104,168	115,329
Total liabilities and equity	$209,415	$279,063

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UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	(In thousands, except per share data)

Net sales	$27,300	$32,300	$91,042	$96,541
Cost of net sales	21,220	24,574	71,031	77,813
Gross profit	6,080	7,726	20,011	18,728
	22.3%	23.9%	22.0%	19.4%
Operating expenses:
Selling, general and administrative	4,406	7,052	18,332	18,851
Research and development	2,637	2,557	8,887	7,885
Total operating expenses	7,043	9,609	27,219	26,736

Operating loss	(963)	(1,883)	(7,208)	(8,008)

Interest income, net	138	106	316	155
Other income (expense), net	(701)	(2,217)	4,724	(1,918)
Equity pick up of losses of an associate	(3,534)	(1,757)	(10,109)	(4,433)
Investment Impairment	-	(1,545)		(1,545)
Loss before income taxes	(5,060)	(7,296)	(12,277)	(15,749)
Income taxes benefit(expense)	(146)	(925)	4,531	(350)
Net loss	(5,206)	(8,221)	(7,746)	(16,099)
Net loss attributable to noncontrolling interests	80	-	80	-
Net loss attributable to UTStarcom Holdings Corp.	$(5,126)	$(8,221)	$(7,666)	$(16,099)

Net loss per share attributable to UTStarcom Holdings Corp.—Basic	$(0.14)	$(0.22)	$(0.21)	$(0.43)
Net loss per share attributable to UTStarcom Holdings Corp.—Diluted	$(0.14)	$(0.22)	$(0.21)	$(0.43)
Weighted average shares outstanding—Basic	36,724	37,650	37,115	37,184
Weighted average shares outstanding—Diluted	36,724	37,650	37,115	37,184

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UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Loss	$(5,206)	$(8,221)	$(7,746)	$(16,099)
Depreciation and amortization	350	735	1,578	2,042
Provision for (recovery of ) doubtful accounts	66	(8)	97	46
Stock-based compensation expense	321	741	1,046	1,849
Net loss on disposal of assets	147	-	409	4
Gain on release of tax liability due to expiration of the statute of imitations	-	-	(7,747)	(992)
Deferred income taxes	1	-	(48)	(31)
Loss from equity investments, net	3,534	1,757	10,109	4,433
Other-than-temporary impairment of equity investments	-	1,545	-	1,545
Gain on sale of investments	-	-	(1,251)	-
Provision for (recovery of) Loan to ESA Immpariment	(2,788)	2,788	(2,788)	2,788
Changes in operating assets and liabilities:	(1,105)	1,186	(11,842)	(1,644)
Net cash provided by (used in) operating activities	(4,680)	523	(18,183)	(6,059)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property, plant and equipment	(70)	(650)	(883)	(1,185)
Payment for NGN divestiture	-	-	-	(804)
Loan to UiTV	-	(1,080)	(1,170)	(1,080)
Change in restricted cash	257	(459)	1,472	(2,114)
Repayment of ESA Loan	5,963	-	5,963	-
Dividend Payment from SBI	-	-	83	-
Proceeds from sale of short term investments	-	-	3,076	-
Proceeds from sale of investments	-	-	10,000	-
Net cash provided by (used in) investing activities	6,150	(2,189)	18,541	(5,183)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of ordinary share	-	-	-	5,340
Repurchase of ordinary share	(798)	-	(3,451)	(9,865)
Net cash used in financing activities	(798)	-	(3,451)	(4,525)
Effect of exchange rate changes on cash and cash equivalents	(128)	(2,908)	(653)	(1,467)
Net increase(decrease) in cash and cash equivalents	544	(4,574)	(3,746)	(17,234)
Cash and cash equivalents at beginning of period	73,534	95,113	77,824	107,773
Cash and cash equivalents at end of period	$74,078	$90,539	$74,078	$90,539

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UTStarcom Holdings Corp.

Unaudited Condensed Consolidated Statements of Operations

To supplement our condensed consolidated financial statements presented on a GAAP basis, UTStarcom uses certain non-GAAP measures which are adjusted to present those metrics as if stock compensation expenses, one-time India DoT related and China IPTV- related deferred revenue amortization had been excluded in prior years comparatives. We believe this enables year over year comparisons to our recent financial results. These adjustments to our GAAP results are made with the intent of providing both management and investors a more complete understanding of UTStarcom’s underlying results and trends. In addition, these adjusted non-GAAP results are among the information management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information is not meant to be considered in isolation or as a substitute for results prepared in accordance with generally accepted accounting principles in the United States.

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
	(in thousands, except per share data)
Non-GAAP Revenue	$26,802	$32,277	$75,947	$96,472
Non-GAAP Gross profit	6,100	7,744	13,659	18,771
Non-GAAP Gross Margin %	22.8%	24.0%	18.0%	19.5%
Non-GAAP Operating loss	(642)	(1,142)	(12,555)	(6,159)
Non-GAAP Net loss attributable to UTStarcom	$(4,805)	$(7,480)	$(10,839)	$(14,250)
Non-GAAP Net loss per share attributable to UTStarcom Holdings Corp.—Basic	$(0.13)	$(0.20)	$(0.29)	$(0.38)
Non-GAAP Net loss per share attributable to UTStarcom Holdings Corp.—Diluted	$(0.13)	$(0.20)	$(0.29)	$(0.38)
Weighted average shares outstanding—Basic	36,724	37,650	37,115	37,184
Weighted average shares outstanding—Diluted	36,724	37,650	37,115	37,184

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UTStarcom Holdings Corp.

GAAP to Non-GAAP Reconciliation

	Three months Ended September 30,		Nine months Ended September 30,
	2015	2014	2015	2014
	(in thousands, except per share data)
Reconciliation of Revenue
GAAP Net revenue	$27,300	$32,300	$91,042	$96,541
Less: India DoT revenue	-	-	11,839	-
Less: China IPTV revenue	498	23	3,256	69
Non-GAAP Net revenue	$26,802	$32,277	$75,947	$96,472

GAAP Gross Margin
US. GAAP as reported	$6,080	$7,726	$20,011	$18,728
Less: India DoT gross profit	-	-	6,393	-
Add: Stock based compensation - COGS	20	18	41	43
Non-GAAP Gross Margin	$6,100	$7,744	$13,659	$18,771

Reconciliation of Operation Income(loss)
GAAP Operation Income(loss)	$(963)	$(1,883)	$(7,208)	$(8,008)
Less: India DoT gross profit	-	-	6,393	-
Add: Stock based compensation	321	741	1,046	1,849
Non-GAAP Operation Income(loss)	$(642)	$(1,142)	$(12,555)	$(6,159)

Reconciliation of Net Income(loss)
GAAP Net Income(loss)	$(5,126)	$(8,221)	$(7,666)	$(16,099)
Less: India DoT gross profit	-	-	6,393	-
Add: India DoT tax provision	-	-	2,174	-
Add: Stock based compensation	321	741	1,046	1,849
Non-GAAP Net Income(loss)	$(4,805)	$(7,480)	$(10,839)	$(14,250)

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